SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Belo Horizonte Ltda.

Valuation of net book value on October 31, 2010

for merger purposes

Valuation of net book value on October 31, 2010 for merger purposes

Net Belo Horizonte Ltda.

1.   Globalconsulting Assessoria Contábil Ltda., duly inscribed in the Regional Accounting Council (CRC) of São Paulo under number 2SP023158/O-8 and in the roll of corporate taxpayers (CNPJ/MF) under number 06.063.913/0001-33, with its articles of organization registered at the 3rd Civil Registry of Deeds and Documents for Legal Entities of São Paulo under number 473.500, with headquarters and jurisdiction in the city and state of São Paulo at Av. Brigadeiro Luis Antonio, 2367, 16º andar, represented by its partner, Sergio da Silva, Brazilian, accountant, inscribed in the Regional Accounting Council (CRC) under number 1SP114111/O-8, bearer of identification document (RG) 11.683.592-8-SP and inscribed in the roll of individual taxpayers (CPF/MF) under number 013.317.858-71, appointed by Net Serviços de Comunicação S.A.to establish the net book value of Net Belo Horizonte Ltda.on October 31, 2010, in accordance with Articles 224, item III and 227 of Brazilian Corporation Law (Federal Law 6,404/76) for the specific purpose of the merger of Net Belo Horizonte Ltda.by Net Serviços de Comunicação S.A.

2.      The net book value of the company mentioned above will be determined based on the balance sheet of October 31, 2010, which was prepared under the responsibility of the company’s management.

3.      Our valuation was conducted with the objective of verifying the adequacy of the financial statements in all relevant aspects. Accordingly, our valuation consisted of the following procedures: (a) planning of work, considering the relevance of balances, transaction volumes, accounting systems and internal controls of the company; (b) verification, based on tests, of the substantiating documents and records supporting the amounts and accounting information disclosed; and (c) evaluation of the most important accounting practices and estimates adopted by the company’s administration.

4.      Based on the work performed, we concluded that the value of the assets, rights and obligations that compose the net book value of Net Belo Horizonte Ltda., based on the summarized balance sheet of October 31, 2010 presented below, is R$ 125,063,552.92 and is registered in the company’s records, in accordance with the accounting practices adopted in Brazil.

2

Valuation of net book value on October 31, 2010 for merger purposes

Net Belo Horizonte Ltda.

Condensed balance sheet on October 31, 2010

In Reais

10/31/2010
ASSETS
Current
Cash and cash equivalents	4,157,986.70
Accounts receivable	34,987,929.69
Inventories	2,106,151.99
Accounts receivable from related parties	25,412.69
Recoverable taxes	2,440,436.85
Prepaid expenses	786,040.09
Right to pre-paid use	16,503,451.55
Other current assets	1,145,201.59
Total current assets	62,152,611.15

Non-current
Judicial deposit	2,228,829.92
Related parties	97,064.79
Deferred taxes	11,258,612.08
Recoverable taxes	346,237.45
Right to pre-paid use	49,221,590.17
Other non-current assets	114,323.40

Fixed assets	193,740,474.87

Intangible assets	6,689,111.22

Total non-current assets	263,696,243.90

Total assets	325,848,855.05

3

Valuation of net book value on October 31, 2010 for merger purposes

Net Belo Horizonte Ltda.

Liabilities and shareholders’ equity

10/31/2010
LIABILITIES
Current
Suppliers	30,937,621.11
Programming suppliers	8,325,391.00
Other tax obligations	5,935,615.01
Salaries and payroll charges	9,532,860.55
Debts	5,530,321.54
Accounts payable to related parties	11,210,898.74
Accounts payable on copyright	11,772,221.91
Deferred revenues	15,056,517.41
Provision for income tax and social contribution	558,888.49
Other current liabilities	1,065,201.05
Total current liabilities	99,925,536.81

Non-current
Debts	11,891,837.26
Deferred revenues	44,841,392.59
Related parties	39,301,269.97
Provisions	4,102,504.93
Taxes paid in installments	722,760.57
Total non-current liabilities	100,859,765.32

Shareholders’ equity
Capital stock	98,831,460.86
Retained earnings	26,232,092.06
Total shareholders’ equity	125,063,552.92

Total liabilities and shareholders’ equity	325,848,855.05

4

Valuation of net book value on October 31, 2010 for merger purposes

Net Belo Horizonte Ltda.

5.   In compliance with CVM Instruction 319 of December 3, 1999, we inform that:

(a)    in accordance with the professional rules established by the Federal Accounting Council through Resolution 821/97, we have no knowledge of any direct or indirect conflicts of interest, or of any other circumstances that represent a conflict of interest with regard to the services described above; and

 (b) we are not aware of any attempt by the company’s controlling shareholder or administrators to direct, limit, hinder or practice any act that hindered or could hindered the access to, use of or knowledge of: information, assets, documents or work methodologies relevant to the quality of this report.

Belo Horizonte-MG, November 10, 2010

Globalconsulting Assessoria Contábil Ltda.

CRC 2SP023158/O-8-S-MG

Sergio da Silva

Partner

CRC 1SP114111/O-8
5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 12, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.